EXHIBIT 12

WASTE MANAGEMENT, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Millions, Except Ratios)
(Unaudited)

	Three Months Ended
	March 31,
	2008	2007

Income before income taxes, losses in equity investments and minority interests	$395	$368

Fixed charges deducted from income:
Interest expense	122	135
Implicit interest in rents	9	20

	131	155

Earnings available for fixed charges(a)	$526	$523

Interest expense	$122	$135
Capitalized interest	4	4
Implicit interest in rents	9	20

Total fixed charges(a)	$135	$159

Ratio of earnings to fixed charges	3.9x	3.3x

(a)	To the extent interest may be assessed by taxing authorities on any underpayment of income tax, such amounts are classified as a component of income tax expense in our Statements of Operations. For purposes of this disclosure, we have elected to exclude interest expense related to income tax matters from our measurements of “Earnings available for fixed charges” and “Total fixed charges” for all periods presented.

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